EXHIBIT 10.2

(Savant Alaska LLC Letterhead)

November 13, 2006
Via Facsimile (832) 553-7244 and Email

Mr. John I. Folnovic
True North Energy Corp.
1200 Smith Street, 16th Floor
Houston, TX 77002

Re:	Proposal to Pool Acreage and Participate / Bottom Hole Contribution Request
Kupcake Prospect North Slope, Alaska

Gentlemen:

Subject to final management approval and adequate industry support, Savant Alaska LLC (“Savant”) hereby proposes the drilling of a test well within the captioned Kupcake Prospect. On or before March 15, 2007, Savant shall commence, or cause to be commenced, actual drilling operations on a test well at a location in Section 29, T11N, R18E. Said test well shall be diligently drilled to a depth of 11,000’ or to a depth sufficient to test the Kemik formation, whichever is the lesser depth. In support of said test well, it’s hereby requested that True North Energy Corp. (“True North”) grant Savant a bottom hole contribution or pool acreage and participate in the well, under the following general terms and conditions:

Option #1: Bottom Hole Contribution:

1.)
By drilling and completing the test well as described above, either as a well capable of producing in commercial quantities or as a dry hole, True North shall pay Savant One Million Dollars ($1,000,000.00) as a Bottom Hole Contribution.

2.)	True North shall receive all information obtained from the test well, including drilling reports, completion information and test information.

3.)
In the event Savant is unable to timely spud the test well due to the inability to secure governmental permits, seasonally restrictive permits, rig availability or force majeure conditions, the drilling date provided for above shall be extended to allow Savant a reasonable amount of time to prudently commence operations upon clearance of the impedance.

Option #2: Pool Acreage and Participate

1.)
True North and Savant will pool their leasehold on a net acreage basis, as outlined on the attached Exhibit “A”, and jointly drill the test well. Working interests within the pooled area would be “approximately” Savant - 91.55% and True North - 8.45%. Savant’s actual lease acres won’t be known until actual lease issuance by the State of Alaska expected in December. Net revenue interests will be equalized at 78.33% and Savant will be the operator of the pooled area.

2.)	Any outside third party support which is secured for the drilling of the test well shall be shared proportionately between True North and Savant.

3.)
In the event the test well is completed as a well capable of producing in commercial quantities and justifies field development, Savant shall form a Development Unit and an appropriate Participating Area. The Pooled Area will be included in said Development Unit and Participating Area in accordance with the terms of the Development Unit.

It’s understood that the general terms contained herein will be incorporated into an appropriate formal contract and in the event of any conflict between the terms hereof and those of the formal contract, the terms of the formal contract shall control.

Please indicate your company’s election of the proposed options in the space provided below and return one (1) executed copy of this letter to the attention of the undersigned. Savant would like to thank you in advance for your consideration of this proposal and your expeditious response as we continue to move forward in pursuit of securing a rig contract and the required drilling permits for the test well.

Very truly yours,

/s/ Larry D. Lillo
Larry D. Lillo
Vice President Land

cc: PS, GV, EO, KE

True North Energy Corp.

By:  /s/ John Folnovic

Printed Name: John Folnovic

Title: President and Chief Executive Officer

Date: November 22, 2006

LDL/2006/True North Prop to Pool -Bottom Hole Contrib. Req. 11-11-06